Exhibit 99.1

VIQ Solutions Announces Agreement to Acquire Assets of Court Recording and Transcription Services Company Auscript Australasia Pty Ltd

PHOENIX, ARIZONA, October 12, 2021 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced that it has entered into a definitive purchase agreement to acquire the assets of Auscript Australasia Pty Ltd (“Auscript”), the leading supplier of secure recording and transcription services for courts and law firms throughout Australia. All amounts in this news release are expressed in U.S. dollars unless otherwise stated.

Highlights:

•	VIQ will acquire Auscript for a total purchase price of approximately $7.65 million. VIQ will fund the acquisition by utilizing cash on hand;
•	The proposed acquisition is expected to close in the fourth quarter of 2021, subject to the satisfaction of regulatory approvals and other customary closing conditions.

For more than 100 years, Auscript has been trusted by law firms, court administrators, and governments in Australia to deliver high-quality and timely transcripts for court matters, arbitration hearings and public inquiries.

VIQ and Auscript have a shared vision to provide unprecedented levels of access to justice through innovative technologies that modernize the creation and management of evidentiary content. Leveraging VIQ's leading technologies, Auscript’s team of dedicated transcribers with deep localized experience will continue to deliver high quality transcripts with best-in-class service.

"VIQ is on a mission to reshape the way transcripts are created, and together we have a unique opportunity to utilize technology as the foundation for change. We are excited to partner with Auscript to provide Australian courts with unparalleled quality and timely service," said Matt Fowler, Senior VP, Strategic Partnerships and M&A, VIQ Solutions. "Auscript’s strong operational acumen and industry leadership is an asset to VIQ. Together we harness more than 140 years of recording and transcription expertise, meeting our client's needs.”

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions Inc	Ph. 1-914-598-7733

Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions Inc.

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation, including statements as to VIQ’s growth opportunities related to the proposed acquisition and the potential benefits (including expected margin improvement) of the acquisition. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook.

Forward-looking statements or information are based on several factors and assumptions including VIQ’s assessment of its growth opportunities, which may prove to be incorrect, and are subject to risks and uncertainties. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, actual results could differ materially and accordingly undue reliance should not be placed on forward-looking statements The proposed acquisition is subject to conditions, including regulatory approvals. These approvals may not be obtained and/or other conditions to the acquisition may not be satisfied, in which the case the proposed transaction could be modified, restructured or terminated. Other risks relating to VIQ’s business and industry, and risks associated with acquisitions generally, are specified in VIQ’s annual information form for the year ended December 31, 2021 filed by VIQ with Canadian securities regulatory authorities. Readers are cautioned that the foregoing list is not exhaustive of all possible risk and uncertainties. VIQ assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.